August 30, 2016

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Stephanie Sullivan
Michelle Miller

Re:	Northrim BanCorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015 (the “Report”)
Filed March 11, 2016
File No. 000-33501

On behalf of our client, Northrim BanCorp, Inc., an Alaska corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, reference is made to your most recent letter dated August 17, 2016, containing certain comments made in your original April 29, 2016 letter regarding the above-referenced Report. Pursuant to our telephonic discussion on August 30, 2016, we respectfully request additional time for Northrim to respond to your August 17, 2016 letter. The Company is diligently working on a response to the SEC’s comment letter and currently expects to have a response to you no later than October 14, 2016.

*****
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (206) 757-8178 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.
Very truly yours,

Davis Wright Tremaine LLP

/s/ Ryan J. York

Ryan J. York

cc: Latosha Frye, Northrim Bancorp
Gabe Nachand, Moss Adams